Exhibit 99.1

Perion Extends Undertone’s Digital Advertisement Solution, Acquires Captain Growth

Disruptive AI technology unlocks value of ad units – based on performance signals – across social, search and display campaigns to be integrated into Undertone’s Synchronized Digital Branding

Tel Aviv, Israel & NEW YORK – April 1, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today the acquisition of Septa Communications LLC, also known as “Captain Growth”, to complement  Undertone, a leader in cross-platform Synchronized Digital Branding for the world’s most prominent brands. Captain Growth is a Ukrainian-based start-up that has developed a proprietary AI platform to better connect and deliver relevant campaign messages through the entire ad journey.

Captain Growth was launched in 2017 with the vision of replacing current AI systems – ‘black boxes’ which offer virtually no user control functionality, no transparency, and no ability to find and scale the most valuable ad units – with a next generation system.

Those inherent problems are all addressed with the Captain Growth platform, which ingests and analyzes ad performance data – including results by segments, creative and budget – and delivers “Value Unlock” recommendations which users can accept or reject. If accepted, the recommendations are applied automatically and immediately.

This represents the new frontier of artificial intelligence.

The integration of Captain Growth’s AI capabilities into Undertone will enable an even more refined level of cross-channel synchronization and intelligence, as campaigns put through Undertone will be optimized based on precision placement driven by AI-driven calculations. The platform’s “Value Unlock” will deliver a new level of pre-campaign planning and real-time cross-channel recommendations while campaigns are running.

The level of AI sophistication that Captain Growth brings to Undertone represents an important step in executing our strategic vision and plan” said Doron Gerstel, CEO of Perion. “With Captain Growth’s proprietary ‘Value Unlock’ technology, our synchronization will now give brands the critical ability to benefit from putting the best-performing units in front of the right users at the right time – for unprecedented cross-channel engagement.”

“We couldn’t think of a better home for Captain Growth than Undertone, and better partners than Mr. Gerstel and his team,” said Mr. Dmytro Plieshakov and Mr. Dmytro Bilash, co-founders of Captain Growth. “We believe that the integration of our platform into Undertone will deliver unprecedented growth opportunities to brands who are focused on both deep relationships with users, and key performance drivers.”

Total consideration is up to $3.75 million, partially paid in cash at closing while the remaining consideration is subject to the achievement of certain milestones and retention over the next 2 years. The acquisition is not expected to have a significant impact on Perion’s financial results.

About Septa Communications LLC:

Septa Communications is an IT development company which applies cutting-edge AI-driven technologies to marketing. The company has a unique expertise on the intersection of applied digital marketing and data science. Such knowledge helps the company to marry business tasks with high-end AI approaches to reach prominent results.

About Undertone:

Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.